July 15, 2025

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

       Re: CEL-SCI Corporation
           Registration Statement on Form S-3
           Filed July 3, 2025
           File No. 333-288515
Dear Geert Kersten:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. Please revise the header on the cover page of the prospectus to specify the total amount ($100,000,000) and the types of securities being registered. Signatures, page 28

2. Please revise the signature section to indicate which officer is signing in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer.
 July 15, 2025
Page 2
Exhibits

3. Please file a legal opinion as Exhibit 5.1 with the next amendment to your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   William T. Hart, Esq.